Exhibit 99.1

April 23, 2013

Ref: Material Information of Viña Concha y Toro S.A.

Dear Sir;

We inform you that Viña Concha y Toro celebrated its Annual Shareholders’ Meeting on April 23, 2013; among others the following was agreed:

1.	To disburse a final dividend charged against the earnings of 2012, No. 251, of Ch$7.10 per share to be paid on May 22, 2013, (this amount is in addition to the provisional dividends, Nos. 248 and 249, charged against the 2012 earnings, of Ch$ 3.00 per share paid on September 28, 2012 and December 28, 2012, respectively, and dividend No. 250, of Ch$ 3.00 paid on March 28, 2013).

2.	To approve the Dividend Policy of disbursing 40% of net income, excluding the net income generated by Fetzer Vineyards. Therefore, it was informed that it is the intention of the Board of Directors to pay three provisional dividends, Nos. 252, 253 and 254, of Ch$3.00 per share, charged against the earnings of fiscal year 2013, to be paid on September 30, 2013 and December 30, 2013 and March 31, 2014, respectively. However, fulfillment of the payment of these provisional dividends will be contingent to cash flows. A fourth dividend will be paid to complete the figure representing 40% of net income for 2013, excluding the net income generated by Fetzer Vineyards, in the date determined by the Ordinary Shareholders’ Meeting of 2014.

Sincerely yours,

OSVALDO SOLAR VENEGAS

CHIEF FINANCIAL OFFICER

VIÑA CONCHA Y TORO S.A.